FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2010
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  Not Applicable

Table of Contents

Item

1.	Reserve Bank of India Letter and Order regarding Scheme of Amalgamation under Section 44A of Banking Regulation Act, 1949 – Bank of Rajasthan Ltd. with ICICI Bank Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	August 14, 2010	By:	/s/ Ranganath Athreya
			Name:	Ranganath Athreya
			Title :	General Manager - Joint Company Secretary & Head Compliance – Non Banking Subsidiaries

Item 1.

____________RESERVE BANK OF INDIA____________
www.rbi.org.in

Confidential

DBOD. NO. PSBD. 2603/16.01.128/2010-11	August 12, 2010
The Managing Director ICICI Bank Ltd. ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051

Dear Sir,

Scheme of Amalgamation under Section 44A of Banking Regulation Act, 1949 – Bank of Rajasthan Ltd. with ICICI Bank Ltd.

Please refer to your letter dated June 23, 2010 on the captioned subject.

2. We forward herewith the order dated August 12, 2010 issued under sub-section (4) of Section 44A of the Banking Regulation Act, 1949 sanctioning the scheme of amalgamation of Bank of Rajasthan Ltd. (BORL) with ICICI Bank Ltd. which shall be effective from the close of business of August 12, 2010.

3. Please arrange to submit an audited balance sheet of your bank as on August 12, 2010 within two months i.e October 12, 2010, after ensuring compliance with the prescribed accounting policies and standards.

4. Please surrender to us in original the banking licence issued to Bank of Rajasthan Ltd., under Section 22 of the Banking Regulation Act, 1949.

5. Please approach Foreign Exchange Department for cancellation of the licence as an authorized dealer issued to Bank of Rajasthan Ltd.

6. Instructions regarding cancellation of licences of the branches of Bank of Rajasthan Ltd. and reissuance of licences in the name of your bank under Section 23 of the Banking Regulation Act, 1949, would be issued by Branch Licensing Division, DBOD, Central Office separately.

7. In case any dissenting shareholders want to opt out of the Scheme as provided in paragraph 22 of the Scheme, the following value as determined by the Reserve Bank of India when sanctioning the scheme may be paid to them.
(i) In case of dissenting shareholders of ICICI Bank Ltd., they may be paid at the rate of Rs. 885.28 per share.
(ii) In case of dissenting shareholders of Bank of Rajasthan Ltd., they may be paid at the rate of Rs. 154.50 per share.

8. You may also consider constituting an Integration Committee consisting of senior officials from both Bank of Rajasthan Ltd and your bank in order to facilitate smooth transition.

9. In case you are required to complete any formalities with Registrar of Companies, Stock Exchanges, etc, the same may be completed by August 27, 2010.

Yours faithfully,

(A.K. Khound)
Chief General Manager.

Encl: As above

____________RESERVE BANK OF INDIA____________
www.rbi.org.in

Executive Director

DBOD. NO. PSBD. 2599/16.01.056/2010-11	August 12, 2010

Order

Scheme of Amalgamation under Section 44A of Banking Regulation Act, 1949 – Bank of Rajasthan Ltd. with the ICICI Bank Ltd.

In exercise of the powers conferred by subsection (4) of Section 44A of Banking Regulation Act, 1949, the Reserve Bank of India hereby sanctions the appended scheme of amalgamation of Bank of Rajasthan Ltd. (Transferor Bank) with ICICI Bank Ltd. (Transferee Bank). The scheme of amalgamation shall come into effect from the close of business on August 12, 2010.

(Anand Sinha)
Executive Director